

Mail Stop 7010   July 8, 2008

Mr. Charles Camorata
Chief Executive Officer
Skreem Entertainment Corp.
11637 Orpington Street
Orlando, Florida 32817

> **Re: Skreem Entertainment Corp.**
> **Amendment No. 2 to Preliminary Information Statement**
> **On Schedule 14C**
> **Filed June 19, 2008**
> **File No. 000-52677**

Dear Mr. Camorata:

  We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your information statement, please disclose the information set forth in your response to comment 1 in our letter dated June 11, 2008.

2. Please note that an authorized company representative must provide the Tandy representations. Please submit on EDGAR a separate letter from the company providing the Tandy representations contained at the end of our letter dated June 11, 2008.

3. Please update following dates as they now appear outdated:

    - On page 2, the date when the information statement is being mailed to shareholders.
    - On page 2, the date when the Amendment to the Articles of Incorporation is being filed with Nevada Secretary of State.
    - On page 3, the dates for which the information contained in the tables is current.
    - On page 7, the effective date of the reverse stock split.

4. We note your revised disclosure in response to comment 2 in our letter dated June 11, 2008. However, there remain several instances in your filing where it is unclear that the transaction with Diversified Global Holdings has been terminated. Please revise to remove all references to the DGH transaction that either state or imply the transaction will occur. Some examples include the following:

   - On page 5, By completing the Reverse Split, "the company will reduce the number of issued and outstanding shares and allowing it to issue shares of common stock to complete the Acquisition Agreement with Diversified Global Holdings (DGH), Inc., dated April 22, 2008."
   - On page 5, "The Board of Directors believes that the Reverse Split and Acquisition Agreement will benefit all stockholders . . . ."

5. We reissue comment 3 in our letter dated June 11, 2008. Throughout your filing, several dates appear outdated. Please update accordingly. Some examples include the following:

   - On page 4, you state that March 31, 2006 was the end of the company's last completed fiscal year.
   - On page 5, you state that the Certificate of Amendment to the company's Certificate of Incorporation will be filed with Secretary of State of Nevada on October 31, 2007.

6. We note your response to comment 4 in our letter dated June 11, 2008. Please revise the first line of the first full paragraph of page 2 to reflect that the par value per share of common stock is $0.001.

Effect of the Reverse Split on the Company, page 6

7. In the third full paragraph under this heading, the dollar values listed for the company's stated capital appear inaccurate. If the par value per share of common stock is $0.001, then it would seem that the stated capital would decrease from $34,006.82 to $3,400.68. Please revise accordingly.

Purpose of Proposed Share Increase, page 6

8. In your revised sentence at the end of this paragraph, please disclose that you currently do not have any pending potential acquisitions or equity raising transactions.

Purpose of Proposed Name Change, page 6

9. On page 6, you state that "the name of the corporation will be amended to reflect the new direction of the business that the company will seek to engage in, that

being a diversified range of business" and that the "the business of the company should be modified to seek out additional business opportunities in this and other fields." Please clearly specify what you mean by "new direction," "diversified range of business," and "the additional business opportunities in this and other fields."

Additional Information, page 8

10. Please revise to remove references to "SB" forms as these forms are no longer in use. See Release No. 33-8876.

11. We reissue comment 13 in our letter dated June 11, 2008. Please note that the Securities and Exchange Commission is located in NE and the zip code is 20549. Please revise accordingly.

12. We reissue comment 14 in our letter dated June 11, 2008. Please revise your list of documents incorporated by reference to reflect the correct dates these filings were amended, if they were amended at all. It appears that the Quarterly Report filed on September 12, 2007 was never amended and that the Quarterly Report filed on November 19, 2007 was amended on December 3, 2007 and January 2, 2008.

13. Please update the date on which the Chief Executive Officer signs the information statement.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael Krome, Esq.
        8 Teak Court
        Lake Grove, NY 11755